Filed Pursuant to Rule 433

Registration No. 333-264739

June 5, 2023

Burlington Northern Santa Fe, LLC

$1,600,000,000 5.200% Debentures due April 15, 2054

Final Term Sheet

Issuer:	Burlington Northern Santa Fe, LLC

Ratings (Moody’s / S&P)*:	A3 (stable) / AA- (stable)

Note Type:	Senior Unsecured Debentures

Offering Format:	SEC Registered

Trade Date:	June 5, 2023

Settlement Date**:	June 9, 2023 (T+4)

Maturity Date:	April 15, 2054

Final Terms
Principal Amount:	$1,600,000,000 aggregate principal amount of the 5.200% Debentures due April 15, 2054

Benchmark Treasury:	UST 3.625% due February 15, 2053

Benchmark Treasury Price / Yield:	95-04 / 3.904%

Re-offer Spread:	T + 130 bps

Re-offer Yield:	5.204%

Coupon:	5.200%

Price to Public:	99.946% of the principal amount

Coupon Dates:	April 15 and October 15

First Coupon Date:	October 15, 2023

Make-Whole Call:	T + 20 bps (at any time before October 15, 2053)

Par Call:	At any time on or after October 15, 2053

Day Count Convention:	30/360

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	12189L BK6 / US12189LBK61

Joint Book-Running Managers:	Barclays Capital Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers:	PNC Capital Markets LLC Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect to deliver the Debentures against payment therefor in New York City on or about June 9, 2023, which will be the fourth business day following the date of the prospectus supplement and of the pricing of the Debentures. Under Rule 15c6-l of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Debentures on the pricing date or the next succeeding business day will be required by virtue of the fact that the Debentures initially will settle in four business days (T+4) to specify alternative settlement arrangements to prevent failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, calling Morgan Stanley & Co. LLC at (866) 718-1649 or calling or emailing Wells Fargo Securities, LLC at (800) 645-3751 or wfscustomerservice@wellsfargo.com.

No PRIIPs KID. Not for retail investors in the EEA. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.